Newly Granted European Composition of Matter Patent Extends Exclusive Protection for
VBL Therapeutics’ Lead Drug Candidate VB-111 until October 2033

TEL AVIV, Israel, October 23, 2018 - VBL Therapeutics (NASDAQ:VBLT), today announced the issuance by the European Patent Office (EPO) of Patent No. 2908865, a composition of matter patent which covers VB-111, VBL’s lead drug candidate. The patent provides intellectual property protection for VB-111 in Europe until October 2033, before any potential extension. The patent further strengthens the VB-111 intellectual property portfolio, which comprises multiple granted patents including composition of matter patents in the US, Japan, China and additional countries.

“VBL is focused on continually innovating and advancing cancer treatments,” said Dror Harats, M.D., CEO of VBL Therapeutics. “This latest patent grant by the EPO further reinforces our commitment to excellent research and innovation as well as to protecting our lead candidate, VB-111, which is currently being investigated in our OVAL Phase 3 trial in platinum-resistant ovarian cancer.”

About Ofranergene Obadenovec (VB-111)

VB-111, a potential first-in-class anticancer therapeutic candidate, is the Company’s lead oncology product currently being studied in a Phase 3 trial for ovarian cancer. VB-111 has received orphan drug designation in both the US and Europe, and fast track designation in the US for prolongation of survival in patients with rGBM. In addition, VB-111 successfully demonstrated proof-of-concept and survival benefit in Phase 2 clinical trials in radioiodine-refractory thyroid cancer and recurrent platinum resistant ovarian cancer. VB-111 has received an Orphan Designation for the treatment of ovarian cancer by the European Medicines Agency (EMA).

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and demonstrated efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding our programs, including VB-111, including their clinical development, such as the timing thereof, therapeutic potential and clinical results, and the scope and protection of our intellectual property rights. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, and that we may not realize the expected benefits of our intellectual property protection. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2017, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979